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Exhibit (a)(9)

YOUNG BROADCASTING INC.
M E M O R A N D U M

To:	Exchange Offer Participants
From:	Stephen Baker
Re:	Exchange Offer
Date:	December 22, 2005

        This is a reminder concerning the Company's Offer to Exchange your existing stock options for new restricted shares. The Offer expires on Friday, December 30, 2005 at 5:30 pm, Eastern Time. All communications from you concerning the offer must be received by Wachovia Bank N.A. before that time. Please refer to the Offer to Exchange previously furnished to you for details of the Offer. If you have not received a copy of the Offer to Exchange, please let me know and a copy will promptly be furnished to you. Any specific questions regarding the Offer should be referred to the contact at Wachovia described in the Offer to Exchange (question 34 in the 'Summary of Terms').

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YOUNG BROADCASTING INC. M E M O R A N D U M